September 12, 2005

Ms. Jill S. Davis
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re:
El Paso Production Holding Company
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
Filed May 12, 2005 and August 8, 2005
File No. 333-106586

Dear Ms. Davis:

We are in receipt of your letter dated August 31, 2005, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses. In preparing our responses, we acknowledge the following:

-	We are responsible for the adequacy and accuracy of the disclosure in our filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
-	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2004

Quantitative and Qualitative Disclosures about Market Risk, page 23

1.
Please expand on your disclosure to clearly indicate whether or not the sensitivities relate to trading or non-trading activities. Note that you are required to address each market risk for both trading and non-trading activities. Refer to Item 305(a) of Regulation S-K.

Response
We do not currently engage in any trading activities. As a result, there is no need to distinguish between trading and non-trading activities in our disclosures in item 7A. Instead, we make statements such as, “we attempt to mitigate our price risk through the use of derivative swap contracts” and “we hedge our natural gas production through El Paso Marketing”. We believe these statements are clear as to the type of derivative activities we engage in, particularly when read in context with the other disclosures on derivatives that are included in our MD&A. Therefore, the distinction was not added. Given your comment, however, we will clarify future filings by adding the phrase “non-trading” to disclosures in this area to make it entirely clear as to the types of activities we conduct.

Note 4. Financial Instruments and Price Risk Management Activities, page 35

2.
We note the line item “Net liabilities from price risk management activities” included in the tabular presentation of the carrying amounts and estimated fair values of your financial instruments as of December 31, 2004 and 2003. We note that these amounts correspond to the sum of the current and long-term liability amounts reflected on the face of your consolidated balance sheets. Please confirm, if true, that the amounts reflected on your balance sheets are indeed net balances and explain why this presentation is appropriate. We note your related disclosure on page 36. Specifically address FIN 39 in your response.

Response
The amounts included in Note 4 are not “Net” of any derivative assets and should correctly correspond to the sum of our current and non-current price risk management liabilities. The “Net” designation is one that applies to a number of our other registrants and is a general description of the derivatives we hold. However, we acknowledge that the use of the word “net” is confusing, and we will remove such designation in future filings when the balance solely consists of liabilities or assets. We conduct all our derivative activities through a single counterparty, El Paso Marketing. Under our contract with El Paso Marketing, we have a right to offset our gain positions and loss positions. Therefore, assets and liabilities may be properly netted under the provisions of FIN 39, resulting in a “net asset” or “net liability” position.

Report of Independent Registered Public Accounting Firm, page 49

3.	Please request your auditors to revise their report to include the name of their audit firm and a conformed signature such that the report fully complies with Article 2 of Regulation S-X.

Response
This was a typographical error. We have the original report in our Company files. As a result, we respectfully request that we not be obligated to amend the current filing for the correction of this oversight, or be allowed to include the report with the name of the audit firm and a conformed signature in a Form 8-K filing.

General

Should you have any further questions regarding our responses to your comments or need further information to assist in your review, please contact me at (713) 420-3775, or Frank Olmsted, Director of Financial Reporting, at (713) 420-3707.

Sincerely,

/s/ Lisa A. Stewart
Lisa A. Stewart
President and Chief Executive Officer
El Paso Production Holding Company